EXHIBIT 99.3

December 29, 2022

The Special Committee of the Board of Directors

Bright Scholar Education Holdings Limited (the “Company”)

No.1, Country Garden Road,

Beijiao Town, Shunde District,

Foshan, Guangdong, PRC

Dear Sirs:

Re: Withdrawal of the Proposal to Acquire All Issued and Outstanding Shares and ADSs of the Company

Ms. Huiyan Yang and Ms. Meirong Yang (collectively, the “Buyer Group”) hereby withdraw the non-binding going private proposal (the “Proposal”) dated April 29, 2022 and will terminate any further discussion with you regarding the Proposal, with immediate effect. After careful consideration, the Buyer Group has decided not to proceed with the Proposal under the current circumstances.

Sincerely,

Huiyan Yang

/s/ Huiyan Yang

Meirong Yang

/a/ Meirong Yang